(d)(17)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2016

Voya Partners, Inc.
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Directed Services, LLC (“DSL”) and Voya Partners, Inc. (“VPI”), on behalf of VY® Templeton Foreign Equity Portfolio (the “Portfolio”), intending to be legally bound hereby, DSL, the adviser to the Portfolio, agrees that, from May 1, 2016 through May 1, 2017, DSL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

	Maximum Operating Expense Ratios (as a percentage of average net assets)
Name of Portfolio	Adviser Class	Initial Class	Class R6	Service Class	Service 2 Class
VY® Templeton Foreign Equity Portfolio	1.42%	0.92%	0.92%	1.17%	1.32%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2016 through May 1, 2017.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  DSL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.  This letter agreement shall terminate upon termination of the ELA.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VPI.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.